Exhibit 99.1

GERDAU S.A.

Taxpayer ID (CNPJ/MF): 33.611.500/0001-19

Company Registry (NIRE): 33300032266

MATERIAL FACT

Gerdau S.A. (“Gerdau” or “Company”), announces that, after being surprised by the news on the website of the Federal Police and in the media on the conclusion of the 6th Phase of Operation Zelotes, only today has it gained access to the Report that recommends the indictment of its chief executive officer, one executive and two former executives, who have already provided clarifications in connection with the Operation.

The Company once again reiterates that neither Gerdau nor any of the four aforementioned individual have ever promised, offered or given any undue benefit to government officials to ensure that appeals filed at the Administrative Council of Tax Appeals (CARF) were illegally tried in favor of the Company, especially because said cases are still pending.

Therefore, the clarifications given previously by the Company, including its Comprehensive Annual Financial Statements for the fiscal year ended December 31, 2015, remain valid, given that it has always made use of third-party firms to ensure high-quality advisory services of a strictly technical nature for its cases filed at CARF, with the contracts with these third-party firms, consistent with those signed with the Company’s other third-party service providers, containing clauses that determine absolute respect for the law, with any violations resulting in the immediate termination of the contract.

No amount was paid or transferred to the third-party firms in the specific case and the contracts were rescinded once the names of the service providers under investigation were reported in the media for suspected illegal activities.

Gerdau, as a company that has been in operation for 115 years, reiterates that it adopts rigorous ethical standards in all of its dealings with government agencies and reaffirms that it is, as it has always been, available to provide any clarifications that may be requested by the authorities, and that it will firmly defend at all instances the legitimacy and integrity of its actions.

Porto Alegre, May 18, 2016

Harley Lorentz Scardoelli

Executive Vice-President

Investor Relations Officer